MetroNet selects Orckit-Corrigent CM-4000 Carrier Ethernet + Transport solution for deployment in carrier's carrier network

Orckit-Corrigent CM-4000 upgrades MetroNet infrastructure for the delivery of Carrier Ethernet connectivity services

Tel-Aviv, Israel. July 15, 2009 - Orckit-Corrigent (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that MetroNet, a Mexican telecommunication service provider, is upgrading its networking infrastructure with the Orckit-Corrigent CM-4000 portfolio. MetroNet is deploying Orckit-Corrigent CM-4000 in a few large metropolitan networks. CM-4000 upgrades MetroNet "Carrier of carriers" network and enables high-end connectivity solutions to most of the Mexican telecommunication operators.

"MetroNet has experienced significant traffic growth due to increasing demand for networking connectivity services," said Miguel Angel Fernandez, Chief Technology Officer at MetroNet. "With the Orckit-Corrigent CM-4000 we can better serve our customers by offering transport-class capabilities in a packet-based network, and improving our business case by increasing our network capacity, offering multi-service solutions, and reducing our total cost of ownership. We selected Orckit-Corrigent mainly due to their advanced and cost effective technology together with their standard Layer 2 MPLS capabilities that enable interoperability with our existing install base."

"Orckit-Corrigent is pleased to provide MetroNet with our CM-4000 Carrier Ethernet solution," said Izhak Tamir, Co-Founder, Chairman of the Board and President at Orckit-Corrigent. "We are committed to establishing a long-term relationship with MetroNet and the Mexican telecommunications market. Since the launch of our CM-4000 products, we have received very positive feedback and interest from the global marketplace. Adding MetroNet to our customer base is another example of how established telecommunication service providers are able to enhance their existing networks, provide additional value to their customers, and do so at an affordable price."

About MetroNet

MetroNet is the first and only metro network operator in Mexico focused on the specialized needs of other telecommunications carriers. For more than a decade, MetroNet's 100% fiber optic networks have given leading global carriers the means to deliver a broad array of services to their clients in Mexico. Since its inception in 1997, MetroNet has been the partner of choice for other carriers, and in today's challenging market, MetroNet offers the highest levels of service and most rapid deliveries available. MetroNet's carrier partners count on us for scalable network infrastructure, flexible solutions, pricing certainty, guaranteed availability, and high-quality service. MetroNet's seamless network expansion and helps its clients bring new value-added products to market faster than ever before.


About Orckit-Corrigent

Orckit-Corrigent facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks. With 20 years of field experience, a reputable list of worldwide Tier-1 customers and sound leadership, the company has a firm foothold in the ever-developing world of telecommunication. The company's product lines include Carrier Ethernet + Transport (CE+T) switches - An MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - An advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home over the existing DSL infrastructure.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide. The company was founded in 1990 and went public 1996. The company is dually traded in NASDAQ
(ORCT) and Tel Aviv stock exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.